UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 29, 2021

(Date of Report (Date of earliest event reported)

THE GRAYSTONE COMPANY, INC.
(Exact name of registrant as specified in its charter)

COLORADO	86-2416093
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

401 E. Las Olas Blvd #130-321 Fort Lauderdale, FL	33301
(Address of principal executive offices)	(ZIP Code)

(954) 271-2704

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The Company has begun exploring the acquisition of Bitcoin (BTC) mining equipment in order to accumulate Bitcoin as a company asset on behalf of shareholders. In February 2021, the City of Miami began offering incentives to businesses in the cryptocurrency space including mining operators.The Company is exploring acquiring the BTC mining equipment to provide a hedge against our Wellness, Longevity and Anti-Aging product line.

We have begun preliminary discussions to acquire the mining equipment with co-location operators within the United States lined up to host and maintain the equipment. If the Company moves forward, and if the long term implications are more favorable to shareholders, we will initially co-locate, but look toward expansion via a physical location for mining operations in Miami.The Company’s CEO has been involved with Bitcoin mining since 2019.

Safe Harbor Statement

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GRAYSTONE COMPANY, INC.

Date: March 29, 2021	By:	/s/ Anastasia Shishova
	Name:	Anastasia Shishova
	Title:	CEO

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